# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Standard Nuclear, Inc., CIK 0002086716
CUSIP: 853678100
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 200 EUROPIA AVE, OAK RIDGE, Tennessee (TN), 37830
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002084264

## Reporting persons
- Fundomo SN-001, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,849,782; sole dispositive power 0; shared dispositive power 3,849,782; aggregate amount beneficially owned 3,849,782 (2.6% of the class)
- Fundomo SN-002, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,027,576; sole dispositive power 0; shared dispositive power 2,027,576; aggregate amount beneficially owned 2,027,576 (1.4% of the class)
- Fundomo SN-001 GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,849,782; sole dispositive power 0; shared dispositive power 3,849,782; aggregate amount beneficially owned 3,849,782 (2.6% of the class)
- Fundomo SN-002 GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,027,576; sole dispositive power 0; shared dispositive power 2,027,576; aggregate amount beneficially owned 2,027,576 (1.4% of the class)
- Nobile Corey L.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 19,877,358; sole dispositive power 0; shared dispositive power 19,877,358; aggregate amount beneficially owned 19,877,358 (13.6% of the class)

## Item 1. Issuer
Name of issuer: Standard Nuclear, Inc.
Address of issuer's principal executive offices: 200 EUROPIA AVE, OAK RIDGE, TENNESSEE, 37830.

## Item 2. Person Filing
Name of person filing:
This statement is filed jointly pursuant to Rule 13d-1(k)(1) by the following persons (collectively, the ?Reporting Persons?):
1)
Fundomo SN-001, LP (?SN-001?);
2)
Fundomo SN-002, LP (?SN-002?);
3)
Fundomo SN-001 GP, LLC (?SN-001 GP?);
4)
Fundomo SN-002 GP, LLC (?SN-002 GP?);
5)
Corey L. Nobile (?Mr. Nobile?).
SN-001 GP is the sole general partner of SN-001, and SN-002 GP is the sole general partner of SN-002. Mr. Nobile is the sole member of each of SN-001 GP and SN-002 GP. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 99.1 to this statement, pursuant to which they have agreed to file this statement jointly in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
Address of principal business office or, if none, residence: The principal business address of the Reporting Persons is 20 Main St., Unit 7, Keene, N.H. 03431.
Citizenship: See Row 4 of the cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i)
SN-001 directly holds 3,849,782 shares of Class A Common Stock, which represents approximately 2.7% of the outstanding Class A Common Stock.
(ii)
SN-002 directly holds 2,027,576 shares of Class A Common Stock, which represents approximately 1.4% of the outstanding Class A Common Stock.
(iii)
SN-001 GP, as the sole general partner of SN-001, may be deemed to share voting and dispositive power with respect to, and to beneficially own, the 3,849,782 shares of Class A Common Stock held directly by SN-001, which represents approximately 2.7% of the outstanding Class A Common Stock.
(iv)
SN-002 GP, as the sole general partner of SN-002, may be deemed to share voting and dispositive power with respect to, and to beneficially own, the 2,027,576 shares of Class A Common Stock held directly by SN-002, which represents approximately 1.4% of the outstanding Class A Common Stock.
(v)
Mr. Nobile may be deemed to beneficially own 19,877,358 shares of Class A Common Stock, which represents approximately 13.7% of the outstanding Class A Common Stock, consisting of (A) the 3,849,782 shares held directly by SN-001 and the 2,027,576 shares held directly by SN-002, with respect to which Mr. Nobile, as the sole member of each of SN-001 GP and SN-002 GP, may be deemed to share voting and dispositive power, and (B) 14,000,000 shares held directly by ST-1014 Fund I, a series of Fundomo Syndicates, LP (?ST-1014 Fund I?). Voting and dispositive power over the shares held directly by ST-1014 Fund I has been delegated on an irrevocable basis to an unaffiliated third-party investment adviser pursuant to the terms of ST-1014 Fund I's limited partnership agreement. As the fund lead under such limited partnership agreement, Mr. Nobile may also be considered to have shared voting and dispositive powers over such shares. None of SN-001, SN-002, SN-001 GP, or SN-002 GP has voting or dispositive power over such shares.
Percent of class: See Row 11 of the cover page for each Reporting Person. The percentage set forth in Row 11 of each cover page is based on 146,251,897 shares of Class A Common Stock outstanding as of November 1, 2026, as disclosed in the Issuer?s Quarterly Report on Form 10-Q for the quarter ended September 30, 2026, filed with the Securities and Exchange Commission on November 12, 2026.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
ST-1014 Fund I holds of record 14,000,000 shares of Class A Common Stock, representing approximately 9.7% of the outstanding Class A Common Stock, which Mr. Nobile may be deemed to beneficially own. ST-1014 Fund I is entitled to dividends from, and the proceeds from the sale of, such shares.
The partners of SN-001, SN-002 and ST-1014 Fund I, and other persons entitled to distributions from those funds, including any carried-interest recipients, may have the right to receive, indirectly through their interests in such funds, dividends from, or the proceeds from the sale of, the shares held by the respective funds. To the knowledge of the Reporting Persons, no such person's interest relates to more than 5% of the outstanding Class A Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Fundomo SN-001, LP: Roland Becotte Nobile, General Counsel (11/13/2026)
- Fundomo SN-002, LP: Roland Becotte Nobile, General Counsel (11/13/2026)
- Fundomo SN-001 GP, LLC: Roland Becotte Nobile, General Counsel (11/13/2026)
- Fundomo SN-002 GP, LLC: Roland Becotte Nobile, General Counsel (11/13/2026)
- Nobile Corey L.: Roland Becotte Nobile, General Counsel (11/13/2026)